211 Main Street, San Francisco, CA 94105

February 24, 2015

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Elisabeth M. Bentzinger, Esq.

RE:	Schwab Capital Trust (File Nos. 33-62470 and 811-7704) (the “Registrant”)

Dear Ms. Bentzinger:

This letter responds to certain comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 142 to Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 143 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on December 22, 2014. PEA No. 142 relates to certain changes to the Laudus Small-Cap MarketMasters Fund (the “Small-Cap Fund”) and the Laudus International MarketMasters Fund (the “International Fund,” and together with the Small-Cap Fund, each, a “Fund,” and collectively, the “Funds”), each of which is a series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP in a telephonic discussion on February 3, 2015.

In particular, it was requested that the Registrant separately file on EDGAR as correspondence the completed “Fund fees and expenses” table for each Fund. Attached please find the requested table for each Fund.

Should you have any questions or comments, please contact the undersigned at 415.667.0650 or Stephen T. Cohen at 202.261.3304.

Sincerely,

/s/ Catherine M. MacGregor
Catherine M. MacGregor

Laudus Small-Cap MarketMasters Fund™

Fund fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)

	Investor Shares	Select Shares®
Redemption fee (as a % of the amount sold or exchanged within 30 days of purchase)	2.00	2.00

Annual fund operating expenses (expenses that you pay each year as a % of the value of your investment)

Management fees	1.17	1.17
Distribution (12b-1) fees	None	None
Other expenses	0.39	0.34

Total annual fund operating expenses	1.56	1.51
Less expense reduction	(0.21)	(0.31)

Total annual fund operating expenses after expense reduction[1]	1.35	1.20

1	The investment adviser and its affiliates have agreed to limit the total annual fund operating expenses (excluding interest, taxes, and certain nonroutine expenses) of the Investor Shares and Select Shares to 1.35% and 1.20%, respectively, for so long as the investment adviser serves as the adviser to the fund. This agreement may only be amended or terminated with the approval of the fund’s Board of Trustees.

Laudus International MarketMasters Fund™

Fund fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)

	Investor Shares	Select Shares®
Redemption fee (as a % of the amount sold or exchanged within 30 days of purchase)	2.00	2.00

Annual fund operating expenses (expenses that you pay each year as a % of the value of your investment)

Management fees	1.26	1.26
Distribution (12b-1) fees	None	None
Other expenses	0.33	0.21

Total annual fund operating expenses	1.59	1.47
Less expense reduction	(0.19)	(0.22)

Total annual fund operating expenses after expense reduction[1]	1.40	1.25

1	The investment adviser and its affiliates have agreed to limit the total annual fund operating expenses (excluding interest, taxes, and certain nonroutine expenses) of the Investor Shares and Select Shares to 1.40% and 1.25%, respectively, for so long as the investment adviser serves as the adviser to the fund. This agreement may only be amended or terminated with the approval of the fund’s Board of Trustees.